May 17, 2006



VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Room 4561

Attn.:  Kathleen Collins,
        Accounting Branch Chief

                  RE:      IMAGE TECHNOLOGY LABORATORIES, INC.
                           FORM 8-K
                           SEC FILE NO. 000-31307

Ladies and Gentlemen:

                  We are in receipt of the comments of the Securities and Exchange Commission (the "COMMISSION") to the Current Report on Form 8-K filed June 29, 2005 and amended July 19, 2005 (the "FORM 8-K") of Image Technology Laboratories, Inc. (the "COMPANY") by letter dated August 5, 2005 to Mr. Barry
C. Muradian, who was then the Company's Chief Executive Officer and Principal Accounting Officer. On April 11, 2006, the Company transmitted Amendment No. 2 to the Form 8-K, which reflects certain of the comments in your letter as appropriate. We are filing herewith a further amendment (the "AMENDMENT") to correct a technical problem with Amendment No. 2 and have set forth below the Company's responses to the staff's comments. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

     1. We note your disclosure regarding whether there were any disagreements with your former independent accountant. The disclosure should clearly state whether during the registrant's TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION, DECLINATION OR DISMISSAL there were any disagreements with the former accountant on any matter of accounting principles or practices, financial

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Securities and Exchange Commission
May 17, 2006
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          statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise to include the proper periods covered. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) of Regulation S-B.

          RESPONSE: The Company has made the requested change as reflected in text of the Amendment.

     2. We also note your disclosure that your interim financial statements for the three months ending March 31, 2005 was reviewed by an independent public accountant that is not registered with The Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 31, 2003 for any person that is not a registered public accounting firm or associated person therewith (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange Act of 1934 that is required to file reports under
          Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB. As a result, please engage a PCAOB registered independent account to re-review any periods that were reviewed by the independent accountant you engaged that is not PCAOB registered.

          RESPONSE: The staff's comment is duly noted. As discussed in a telephone conversation between Company counsel and the SEC staff and subsequently reported in a Current Report on Form 8-K filed March 9, 2006, the Company retained a PCAOB-registered accounting firm to audit its financial statements for the year ended December 31, 2005. This firm is in the process of re-reviewing the Company's interim financial statements for each of the first three quarters of 2005. However, the Company disagrees with the staff's position that Section 102 of the Sarbanes-Oxley Act of 2002 requires that interim reviews be performed by a PCAOB-registered accounting firm as this position does not appear to be based upon any published regulations or interpretation of either the SEC or the PCAOB.

     3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements wade in your revised Form 8-K.

          RESPONSE: The staff's comment is duly noted. The Company has filed the referenced letter as Exhibit 16 to the Amendment.

     4.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-B. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.
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Securities and Exchange Commission
May 17, 2006
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          RESPONSE: The staff's comment is duly noted. The Company has filed the new Form 8-K reporting the engagement of its auditor.


         Pursuant to the staff's request the Company acknowledges that:


(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please do not hesitate to contact me with any questions or further comments. Thank you.


                                       IMAGE TECHNOLOGY LABORATORIES, INC.



                                       By: /S/ LEWIS M. EDWARDS
                                           -----------------------
                                           Lewis M. Edwards
                                           Chairman, Executive Vice-
                                           President, Chief Technology
                                           Officer, Principal Accounting Officer

Encl.

cc:      Patrick Gilmore,
         Staff Accountant